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Filed by NorthPoint Communications Group, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and
 Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
 Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON AUGUST 14, 2000:

If Verizon owns 55 percent of NorthPoint, what percent, if any, do they own of VersaPoint?

NorthPoint will still own 50 percent of VersaPoint. Once the deal closes, Verizon will own 55 percent of NorthPoint and, as a shareholder, will have an interest in all that NorthPoint owns, including its interest in VersaPoint. The shares of VersaPoint, however, will continue to be held by NorthPoint.

What is the specific dollar value that was placed on existing NorthPoint shares for the purposes of the Verizon merger?

There was no such specific valuation made for the purpose of the merger.

I've been at NorthPoint for about two months and none of my stock options will be vested until June 2001. Is there any benefit to me from a stock perspective? I've been led to assume that the only people who benefit for the payout are the people who actually own stock. Can you clarify?

You will receive the same benefit as all other NorthPoint employees who hold stock options. At the closing several months from now, employees' stock option grants will be converted from the old NorthPoint to the new NorthPoint with an increase in the number of stock options and a decrease in the exercise price. The adjustment is meant to give optionholders the same value as the payout to stockholders. Optionholders will not receive a payout; only actual stockholders will.

Are the 1,500 Verizon employees that are moving to NorthPoint union members? How will this change as they come to NorthPoint? Is there a chance that existing NorthPoint employees will be forced to join a union?

About half of the Verizon DSL employees are union members, and they will remain union members when they become NorthPoint employees. Just as only a portion of Verizon employees are unionized, we expect that will be the case in the new NorthPoint. No one will be forced to join a union.

Will the example's estimated $2.50 dividend per share only be distributed to actual shareholders. That is, please confirm that such dividends will not benefit optionholders unless they've made an actual purchase and own NorthPoint shares.

You're right. The $2.50 per share one-time payout is for stockholders only.

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NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the
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proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the Company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.